SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1034

(Amendment No. _)*

Alder BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

014339105

(CUSIP Number)

April 30, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014339105	SCHEDULE 13G	Page 2 of 9

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,419,954
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,419,954
(9) Aggregate amount beneficially owned by each reporting person: 3,419,954
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.0%
(12) Type of reporting person (see instructions): PN

CUSIP No. 014339105	SCHEDULE 13G	Page 3 of 9

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,419,954
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,419,954
(9) Aggregate amount beneficially owned by each reporting person: 3,419,954
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.0%
(12) Type of reporting person (see instructions): PN

CUSIP No. 014339105	SCHEDULE 13G	Page 4 of 9

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization United States; Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,419,954
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,419,954
(9) Aggregate amount beneficially owned by each reporting person: 3,419,954
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 014339105	SCHEDULE 13G	Page 5 of 9

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 3,419,954
(7) Sole dispositive power: 0
(8) Shared dispositive power: 3,419,954
(9) Aggregate amount beneficially owned by each reporting person: 3,419,954
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 014339105	SCHEDULE 13G	Page 6 of 9

Item 1.

(a) Name of Issuer:

Alder BioPharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices:

11804 North Creek Parkway South

Bothell, WA 98011

Item 2.

(a) Name of Person Filing

This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”):

(i)	NB Public Equity K/S
(ii)	NB Public Equity Komplementar ApS
(iii)	Cora Madsen
(iv)	Florian Schönharting

(b) Address or Principal Business Office or, if none, Residence:

The business address for each of the Reporting Persons is Østergade 24A, 1, 1100 Copenhagen K, Denmark.

(c) Citizenship:

See Item 4 of the attached cover pages.

(d) Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”)

(e) CUSIP No.:

014339105

Item 3.

Not applicable.

Item 4. Ownership

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is as follows:

(a) Amount beneficially owned:

NB Public Equity K/S is the beneficial owner of an aggregate of 3,419,954 (1) shares of Common Stock.

NB Public Equity Komplementar ApS is the beneficial owner of an aggregate of 3,419,954 (2) shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 3,419,954 (3) shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 3,419,954 (4) shares of Common Stock.

CUSIP No. 014339105	SCHEDULE 13G	Page 7 of 9

(b) Percent of Class (5)

The amount beneficially owned by NB Public Equity K/S represents approximately 5.0% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by NB Public Equity Komplementar ApS represents approximately 5.0% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Cora Madsen represents approximately 5.0% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Florian Schönharting represents approximately 5.0% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Each of the Reporting Persons has the sole power to vote or to direct the vote of 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote: Each of the Reporting Persons has the shared power to vote or to direct the vote of 3,419,954 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of: Each of the Reporting Persons has the shared power to dispose or to direct the disposition of 3,419,954 shares of Common Stock.

(1) NB Public Equity K/S (the “Fund”) is the record owner of 3,419,954 shares of Common Stock. The Fund is a limited partnership and NB Public Equity Komplementar ApS (the “General Partner”) is its sole general partner.

(2) The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(3) Cora Madsen is a director of the General Partner and in this capacity has the legal power to vote or dispose of the Common Stock beneficially owned by the Fund. Therefore, by reason of Rule 13d-3 Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund. Ms. Madsen has no ownership interest, neither direct nor indirect, in the General Partner.

(4) Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner and is an indirect investor in a limited partner of the Fund. As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(5) Based on 67,849,839 shares of Common Stock outstanding as of April 20, 2018, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018.

CUSIP No. 014339105	SCHEDULE 13G	Page 8 of 9

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 014339105	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2018

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
	Name:	Cora Madsen
	Title:	Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
	Name:	Cora Madsen
	Title:	Director

/s/ Cora Madsen *
Cora Madsen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact